Exhibit 99.1

To the shareholders of

NLS Pharmaceutics AG, Zurich, Switzerland

Zurich, 9 May 2022

Invitation to the Ordinary Shareholders’ Meeting of NLS Pharmaceutics AG, Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics AG (the “Board of Directors”), with registered office at the Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the ordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

−	Date:	May 31, 2022

−	Time:	4 pm (CET)

−	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Due to the current restrictions resulting from the global COVID-19 pandemic, the meeting will be held in accordance with art. 27 para. 1 letter b COVID-19-Ordinance 3, i.e., without physical presence of the shareholders. Shareholders will have the possibility to exercise their shareholder rights only through the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland, (represented by Sandro Müller) which was elected as independent proxy at the ordinary shareholders’ meeting held on June 17, 2021, until the next annual ordinary shareholders’ meeting. Although you will not attend the meeting, your vote is important.

Please find enclosed to your individual invitation a Proxy Card. The agenda items to be voted on and the voting instructions for the proxy are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Election of the independent proxy

Proposal

The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller), as independent proxy until the next annual ordinary shareholders’ meeting.

2.	Approval of the statutory financial statements of the Company for the business year 2021

Proposal

The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2021.

3.	Advisory Vote Compensation Report 2021

Proposal

The Board of Directors proposes the approval of the compensation report for the business year 2021.

4.	Appropriation of the Balance Sheet Results 2021

Proposal

The Board of Directors proposes that the shareholders approve that the net loss of CHF 7,442,309 for the business year 2021 is added to the loss brought forward of CHF 7,027,832 resulting in a new balance of loss brought forward of CHF 14,470,141.

5.	Discharge of the Members of the Board of Directors and the Executive Management

Proposal

The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2021.

6.	Re-elections of the Board of Directors

Proposal

The Board of Directors proposes to re-elect Ronald Hafner as Chairman of the Board of Directors and Alexander Zwyer, Myoung-Ok Kwon, Stig Lökke Pedersen and Gian-Marco Rinaldi Diaz de la Cruz as members of the Board of Directors for another term lasting until the next annual ordinary shareholders’ meeting.

7.	Election of the members of the Compensation, Nomination and Governance Committee

Proposal

The Board of Directors proposes that Ronald Hafner and Myoung-Ok Kwon shall be elected as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

8.	Re-election of the Auditors

Proposal

The Board of Directors proposes to re-elect PricewaterhouseCoopers AG, Zurich, as auditor of the Company for another term lasting until the next annual ordinary shareholders’ meeting.

9.	Increase of authorized share capital

According to Swiss law, by amending the articles of association, the general meeting may authorise the Board of Directors to increase the share capital within a period of no more than two years. Such authorised capital may not exceed one-half of the existing share capital. The Company will conduct a capital increase prior to the ordinary shareholders’ meeting, thus resulting in a new existing share capital of CHF 391’290.24. The calculation of the authorized share capital of the Company for this invitation is therefore based on this new existing share capital of CHF 391’290.24.

Proposal

The Board of Directors proposes that the authorized share capital of the Company shall be renewed until May 31, 2024 and shall equal to the maximum amount of CHF 195’645.12 (article 3a of the articles of association). Therefore, paragraph 1 of article 3a of the articles of association shall be amended as follows:

Art. 3a - Genehmigtes Aktienkapital	Art. 3a - Authorized Share Capital

Der Verwaltungsrat ist ermächtigt, jederzeit bis	The board of directors is authorized at any
zum 31. Mai 2024 das Aktienkapital im	time until May 31, 2024 to increase the share
Maximalbetrag von CHF 195’645.12 durchf	capital by a maximum aggregate amount of
Ausgabe von höchstens 9’782’256 vollständig	CHF 195’645.12 through the issuance of not
zu liberierenden Namenaktien mit einem	more than 9’782’256 registered shares, which
Nennwert von je CHF 0.02 zu erhöhen.	shall be fully paid-in, with a nominal value of
Erhöhungen in Teilbeträgen sind gestattet.	CHF 0.02 each. Increases in partial amounts are permitted.

It being understood that article 3a paragraph 2 and 3 of the articles of association shall remain unchanged.

10.	Conditional capital increase

According to Swiss law, the general meeting may resolve to make a conditional capital increase. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. The Company will conduct a capital increase prior to the ordinary shareholders’ meeting, thus resulting in a new existing share capital of CHF 391’290.24. The calculation of the conditional share capital of the Company for this invitation is therefore based on this new existing share capital of CHF 391’290.24.

Proposal

The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company shall equal to the maximum amount of CHF 153’463.12 (article 3c of the articles of association). Therefore, paragraph 1 of article 3c of the articles of association shall be amended as follows:

Art. 3c - Bedingtes Aktienkapital für Art.	3c - Conditional Share Capital for
Aktionärsoptionen	Shareholders’ Options

Das Aktienkapital wird im Maximalbetrag von	The Company’s share capital shall be
CHF 153’463.12 durch Ausgabe von höchstens	increased by a maximum amount of
7’673’156 vollständig zu liberierenden	CHF 153’463.12 through the issuance of
Namenaktien mit einem Nennwert von je CHF	not more than 7’673’156 registered shares,
0.02 erhöht durch Ausübung von Optionsrechten,	with a nominal value of CHF 0.02 each by
welche in Verbindung mit dem öffentlichen	the exercise of option rights which are
Angebot der Gesellschaft und Kotierung der	granted to new shareholder in connection
Aktien neuen Aktionäre eingeräumt werden.	with the public offer of the Company and
the listing of the shares.

It being understood that article 3c paragraph 2 of the articles of association shall remain unchanged.

11.	Compensation for the Members of the Board of Directors and Executive Management

11.1	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the previous term of office

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 130’000 (cash base compensation plus social security costs) for the fixed compensation of the members of the Board of Directors for the previous term of office from the previous ordinary shareholders’ meeting held on June 17, 2021 until this ordinary shareholders’ meeting.

11.2	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 143’000 (cash base compensation plus social security costs) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

11.3	Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444’106 (equity or equity linked instruments plus social security costs) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

11.4	Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2023

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 1’762’500 (cash compensation plus social security costs) for the fixed compensation of the members of the Executive Management for the financial year 2023.

11.5	Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2023

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 601’700 (cash compensation plus social security costs) for the variable compensation of the members of the Executive Management for the financial year 2023.

11.6	Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2023

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991’838 (equity or equity linked instruments plus social security costs) for the members of the Executive Management for the financial year 2023.

Administrative Information

Please note the following instructions with respect to the participation in the ordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent VStock Transfer, LLC as of April 30, 2022, 10 pm CET (reporting date) are entitled to exercise their shareholder rights with respect to the ordinary shareholders’ meeting. During the period from April 30, 2022 until and including May 31 2022, no entries of shares will be made in the shareholder register.

2.	No physical attendance

In light of the current epidemic situation in Switzerland and the corresponding legal basis, there will be no physical attendance of shareholders at the ordinary shareholders’ meeting. Based on art. 27 para. 1 letter b COVID-19-Ordinance 3 the shareholders will have the possibility to exercise their shareholders’ rights through the independent proxy only.

3.	Voting (Instructions to Independent Proxy)

Shareholders may only be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller). The independent proxy will be physically present at the ordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him.

If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors.

In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than May 30, 2022 (received by 12:00 CET).

4.	Documents

As of May 10, 2022, the statutory financial statements and the compensation report including the report of statutory auditors, for the financial year 2021 can be accessed on our website at: https://nlspharma.com/investors/financial-information/.

All documents have likewise been laid out for inspection at the headquarters of the Company.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics AG

/s/ Ronald Hafner
Ronald Hafner, Chairman

Enclosures:

- Proxy Card

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Polls will close at 6:00 am EST on May 31, 2022.

CONTROL #
* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999	VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ALL VOTES MUST BE RECEIVED BY MAY 30, 2022.

Annual General Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of “FOR” for Proposals 1-11.6.

DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller), as independent proxy until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	The Board of Directors proposes the approval of the compensation report for the business year 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	The Board of Directors proposes that the shareholders approve that the net loss of CHF 7,442,309 for the business year 2021 is added to the loss brought forward of CHF 7,027,832 resulting in a new balance of loss brought forward of CHF 14,470,141.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.1.	Re-election of Ronald Hafner as Chairman of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.2.	Re-election of Alexander Zwyer as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.3.	Re-election of Myoung-Ok Kwon as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.4.	Re-election of Stig Lökke Pedersen as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.4.	Re-election of Gian-Marco Rinaldi Diaz de la Cruz as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	The Board of Directors proposes that Ronald Hafner and Myoung-Ok Kwon shall be elected as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999 90.00

NLS PHARMACEUTICS LTD.

Annual Meeting of Shareholders

May 31, 2022

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich represented by Sandro Mueller and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Tuesday, May 31, 2022, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland, at 4:00 p.m. CET (10:00 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 11.6.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

DETACH PROXY CARD HERE TO VOTE BY MAIL

8.	The Board of Directors proposes to re-elect PricewaterhouseCoopers AG, Zurich, as auditor of the Company for another term lasting until the next annual ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.	The Board of Directors proposes that the authorized share capital of the Company shall be renewed until May 31, 2024 and shall equal to the maximum amount of CHF 195’645.12.

☐ FOR	☐ AGAINST	☐ ABSTAIN

10.	The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company shall equal to the maximum amount of CHF 153’463.12

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.1.	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 130’000 (cash base compensation plus social security costs) for the fixed compensation of the members of the Board of Directors for the previous term of office from the previous ordinary shareholders’ meeting held on June 17, 2021 until this ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.2.	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 143’000 (cash base compensation plus social security costs) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.3.	The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444’106 (equity or equity linked instruments plus social security costs) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.4.	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 1’762’500 (cash compensation plus social security costs) for the fixed compensation of the members of the Executive Management for the financial year 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.5.	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 601’700 (cash compensation plus social security costs) for the variable compensation of the members of the Executive Management for the financial year 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.6.	The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991’838 (equity or equity linked instruments plus social security costs) for the members of the Executive Management for the financial year 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN